FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Annual Financial Report

6 March 2018 11.00 GMT

ANNUAL FINANCIAL REPORT

AstraZeneca PLC (the Company) announced today the publication of its Annual Report and Form 20-F Information 2017 (Annual Report).

A copy of the Annual Report will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm.

The Annual Report is also available on the Company's website at www.astrazeneca.com/annualreport2017

The Annual Report will be dispatched to shareholders on or about 15 March 2018.

The Company's Annual General Meeting (AGM) will take place on 18 May 2018 in London, UK and the Notice of AGM and Shareholders' Circular will be published and distributed to shareholders in due course.

EXPLANATORY NOTE AND WARNING

Solely for the purposes of complying with Disclosure and Transparency Rule (DTR) 6.3.5R and the requirements it imposes on issuers as to how to make public annual financial reports, we set out below:

-     in Appendix A, the principal risks and uncertainties facing the Company;
-     in Appendix B, the Directors' responsibility statement made in respect of the Financial Statements and Directors' Report contained in the Annual Report; and
-     in Appendix C, a statement regarding related party transactions.

The appendices have been extracted from the Annual Report in unedited full text. This information should be read in conjunction with the Company's fourth quarter and full year results 2017 announcement, issued on 2 February 2018, which contained a condensed set of financial statements and which can be found at www.astrazeneca.com/investor-relations/results-and-presentations.html. Together, these constitute the material required by DTR 6.3.5R to be communicated to the media in unedited full text through a Regulatory Information Service.

Page numbers and section cross-references in the appendices refer to pages and sections in the Annual Report. Defined terms used in the appendices refer to terms as defined in the Annual Report.

This material is not a substitute for reading the full Annual Report.

APPENDIX A

Risks and uncertainties
Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business in that they may have a significant effect on our financial condition, results of operations, and/or reputation.

These risks are not listed in any particular order of priority and have been categorized consistently with the Principal Risks detailed from page 63, which are included below along with the other risks that we face. We believe that the forward-looking statements about AstraZeneca in this Annual Report, identified by words such as 'anticipates', 'believes', 'expects' and 'intends', and that include, among other things, Future prospects in the Financial Review on page 78, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Product pipeline and IP risks	Impact
Failure or delay in delivery of pipeline or launch of new products
Our continued success depends on the development and successful launch of innovative new drugs.

The development of pharmaceutical product candidates is a complex, risky and lengthy process involving significant financial, R&D and other resources. A project may fail at any stage of the process due to various factors, including failure to obtain the required regulatory or marketing approvals for the product candidate or for its manufacturing facilities, unfavourable clinical efficacy data, safety concerns, failure to demonstrate adequate cost-effective benefits to regulatory authorities and/or payers and the emergence of competing products. More details of projects that have suffered setbacks or failures during 2017 can be found in the Therapy Area Review.

The anticipated launch dates of major new products significantly affect our business, including investment in large clinical studies, the manufacture of pre-launch product stocks, investment in marketing materials pre-launch, sales force training and the timing of anticipated future revenue streams from new Product Sales. Launch dates are primarily driven by our development programmes and the demands from various factors, including adverse findings in pre-clinical or clinical studies, regulatory demands, price negotiation, competitor activity and technology transfer. More complex and stringent regulations govern the manufacturing and supply of biologics products, thus impacting the production and release schedules of such products more significantly.

In addition to developing products in-house, we also expand our product portfolio and geographical presence through licensing arrangements and strategic collaborations, which are key to growing and strengthening our business. The success of such arrangements is largely dependent on the technology and other IP rights we acquire or license, and the resources, efforts and skills of our partners. Disputes or difficulties in our relationship with our collaborators or partners may arise, for example, due to conflicting priorities or conflicts of interest between parties.

In many cases we make milestone payments well in advance of the commercialisation of the products, with no assurance that we will recoup these payments.

We experience strong competition from other pharmaceutical companies in respect of licensing arrangements, strategic collaborations, and acquisition targets.

Failure or delay in development of new product candidates that achieve the expected commercial success could frustrate the achievement of development targets, adversely affect the reputation of our R&D capabilities, and is likely to materially adversely affect our business and results of operations. See also Failure to achieve strategic plans or meet targets and expectations on page 219.

Since our business model and strategy rely on the success of relatively few compounds, the failure of any compound in our late-stage pipeline or in-line products may have a significant negative effect on our business or results of operations.

Significant delays to anticipated launch dates of new products could have a material adverse effect on our financial position and/or results of operations. For example, for the launch of products that are seasonal in nature, delays in regulatory approvals or manufacturing difficulties may delay launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. Furthermore, in immuno-oncology in particular, speed to market is critical given the large number of clinical trials being conducted by other companies.

In addition, a delayed launch may lead to increased costs if, for example, marketing and sales efforts need to be rescheduled or performed for longer than expected.

Failure to complete collaborative projects in a timely, cost-effective manner may limit our ability to access a greater portfolio of products, IP technology and shared expertise. Disputes and difficulties with our partners may erode or eliminate the benefits of our alliances and collaborations. In addition, failure to perform on the part of parties to externalisation transactions may diminish the future value of those transactions or, in some cases, allow a competitor to beat us to market with a similar or first-in-class product. Delay of launch can also erode the term of patent exclusivity.

Competition from other pharmaceutical companies means that we may be unsuccessful in implementing some of our intended projects or we may have to pay a significant premium over book or market values for our acquisitions.

Difficulties in obtaining or maintaining regulatory drug approval for products
We are subject to strict controls on the commercialisation processes for our pharmaceutical products, including their development, manufacture, distribution and marketing. The criteria for establishing safety, efficacy and quality, which are essential for securing marketing approvals, may vary by country and by region.  Regulators can refuse to grant approval or may require additional data before approval is granted, even though the medicine may already be launched in other countries.

Factors, including advances in science and technology, evolving regulatory science, and different approaches to benefit/risk tolerance by regulatory authorities, the general public, and other third party public interest groups influence the initial approvability of new drugs. While we seek to manage many of these risks, unanticipated and unpredictable policymaking by governments and regulators, limited regulatory authority resources or conflicting priorities often lead to severe delays in regulatory approvals.

We may be required to conduct additional clinical trials after a drug's approval because a regulatory authority may have a concern that impacts the benefit/risk profile of one of our marketed drugs or drugs currently in development. For our marketed drugs, new data and meta-analyses have the potential to drive changes in the approval status or labelling. In addition, recent years have seen an increase in post-marketing regulatory requirements and commitments, and an increased call for third-party access to regulatory and clinical trial data packages for independent analysis and interpretation, and broader data transparency. Such transparency, while important, could lead to inappropriate or incorrect data analyses which may damage the integrity of our products and our Company's reputation.

Delays in regulatory reviews and approvals could delay our ability to market our products and may adversely affect our revenue. In addition, post-approval requirements, including additional clinical trials, could result in increased costs, and may impact the labelling and approval status of currently marketed products.

Failure to obtain, defend and enforce effective IP protection and IP challenges by third parties
A pharmaceutical product may be protected from being copied for a limited period of time under certain patent rights and/or related IP rights, such as Regulatory Data Protection or Orphan Drug status. Typically, products protected by such rights generate significantly higher revenues than those not protected. Our ability to obtain, maintain, defend and enforce patents and other IP rights in relation to our products is an important element in protecting and recouping our investment in R&D and creating long-term value for the business. Some countries in which we operate do not offer robust IP protection. This may be because IP laws are still developing, the scope of those laws is limited or the political environment does not support such legislation.

We may also face challenges early in the patent application process and throughout a patent's life. The grounds for these challenges could be the validity of a patent and/or its effective scope and are based on ever-evolving legal precedents. We are experiencing increased challenges in the US and elsewhere in the world and there can be no guarantee of success for either party in patent proceedings and litigation.

We also bear the risk that our products may be found to infringe patents owned or licensed by third parties, including research-based and generic pharmaceutical companies and individuals. These third parties may seek remedies for patent infringement, including injunctions (for example, preventing the marketing of one of our products) and damages (for example, research-based competitors are alleging infringement of their patents and are seeking damages in relation to our marketing of Imfinzi and Calquence).

Details of material patent proceedings and litigation matters can be found in Note 28 to the Financial Statements from page 182.

Limitations on the availability of patent protection, the ability to obtain related IP rights or the use of compulsory licensing in certain countries in which we operate, as well as our ability to defend and enforce our patents, could allow for earlier entry of generic or biosimilar competitor products. This could have a material adverse effect on the pricing and sales of our products and, consequently, could materially adversely affect our revenues.

Third parties may be awarded remedies for alleged infringement of their IP, for example injunctions and damages for alleged patent infringement. In the US, courts may order enhanced (ie up to treble) damages for alleged wilful infringement of patents. From time to time we may acquire licences, discontinue activities and/or modify processes to avoid claims of patent infringement. These steps could entail significant costs and our revenue and margins could be materially adversely affected.

More information about protecting our IP, the risk of patent litigation and the early loss of IP rights is contained in the Intellectual Property section on page 32, the Competitive pressures including expiry or  loss of IP rights and generic competition risk on page 212 and Note  28 to the Financial Statements from page 182.

Commercialisation risks	Impact
Competitive pressures including expiry or loss of IP rights, and generic competition
A pharmaceutical product competes with other products marketed by research-based pharmaceutical companies and with generic or biosimilar drugs marketed by generic drug manufacturers.

Approval of competitive products for the same or similar indication as one of our products may result in immediate and significant decreases in our revenues.

Generic versions of products, including biosimilars, are often sold at lower prices than branded products, as the manufacturer does not have to recoup the significant cost of R&D investment and market development. Expiry or loss of IP rights can materially adversely affect our revenues and financial condition due to the launch of cheaper generic copies of the product in the country where the rights have expired or been lost (see the table in the Patent Expiries of Key Marketed Products section from page 208). For example in 2017, our US Product Sales of Crestor fell to $373 million (2016: $1,223 million), following the launch of generics.

Additionally, the expiry or loss of patents covering other innovator companies' products may also lead to increased competition and pricing pressure for our own, still-patented products in the same product class due to the availability of lower priced generic products in that product class.

Generic manufacturers may also take advantage of the failure of certain countries to properly enforce Regulatory Data Protection or other related IP rights and may launch generics during this protected period. This is a particular risk in some Emerging Markets where appropriate patent protection or other related IP rights may be difficult to obtain or enforce.

The biosimilars market has experienced notable growth in 2017, with approval of several monoclonal antibody biosimilars in the US and Europe. This trend is expected to continue. Increased regulatory and legal activity related to the launch and approval of these therapeutics is anticipated. Regulatory authorities in other territories continue to implement or consider abbreviated approval processes for biosimilars, allowing quicker entry to market for such products and earlier than anticipated competition for patented biologics.

As well as facing generic competition upon expiry or loss of IP rights, we also face the risk that generic drug manufacturers seek to market generic versions of our products prior to expiries of our patents and/or the Regulatory Exclusivity periods. For example, we are currently facing challenges from numerous generic drug manufacturers regarding our patents relating to key products, including Brilinta, Faslodex, Byetta, Daliresp, Onglyza and Crestor.

IP rights protecting our products may be challenged by external parties. We expect our most valuable products to receive the greatest number of challenges. Despite our efforts to establish and defend robust patent protection for our products, we bear the risk that courts may decide that our IP rights are invalid and/or that third parties do not infringe our asserted IP rights.

Where we assert our IP rights but are ultimately unsuccessful, third parties may seek damages, alleging, for example, that they have been inappropriately restrained from entering the market. In such cases, we bear the risk that we incur liabilities to those third parties.

Details of material patent litigation matters can be found in Note 28 to the Financial Statements from page 182.

If we are not successful in obtaining, maintaining, defending or enforcing our exclusive rights to market our products, particularly in the US where we achieve our highest Product Sales, our revenue and margins could be materially adversely affected. In addition, unsuccessful assertion of our IP rights may lead to damages or other liabilities to third parties that could materially adversely affect our financial performance.

Unfavourable resolution of current and potential future patent litigation may require us to make significant provisions in our accounts relating to legal proceedings and/or could materially adversely affect our financial condition or results of operations.

Price controls and reductions
Most of our key markets have experienced the implementation of various cost control or reimbursement mechanisms for pharmaceutical products.

In the US, there is significant pricing pressure driven by payer consolidation, restrictive reimbursement policies, and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies employ 'generic first' strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used by payers to limit the use of branded products and put pressure on manufacturers to reduce net prices. In addition, patients are seeing changes in the design of their health plan benefits and may experience variation in how their plans cover their medications, including increases in the out-of-pocket payments for their branded medications. Patient out-of-pocket spending is generally in the form of a co-payment or co-insurance, but there is a growing trend towards high deductible health plans that require that patients pay the full list price of their drugs and services until they meet certain out-of-pocket thresholds. Ongoing scrutiny of the US pharmaceutical industry, focused largely on pricing, is placing increased emphasis on the value of medications. This scrutiny will likely continue across many stakeholders, including policymakers and legislators.

The new US political leadership continues to consider a range of legislative and regulatory proposals to address the high costs of prescription drugs as well as reforms to the US healthcare system. These may include changes to the ACA, modifications to Medicare and other government programmes, and policies aimed at reducing drug prices such as importation schemes. For more information, please see Pricing of medicines in the Marketplace section from page 12. However, many of these proposals have not achieved broad support from policymakers and, in the near term, legislators have shifted focus away from healthcare reform. It is difficult to predict what specific proposals could be enacted and to determine the implications for the healthcare system and pharmaceutical industry. However, healthcare reform remains a key campaign promise of the current administration and proposals that would significantly modify existing laws and regulations, including the ACA, government programmes and policies relating to drug pricing, could affect private health insurance, coverage through Medicaid and the health insurance exchange marketplaces, Medicare coverage and savings provisions, and other facets of the US healthcare market, with potentially significant impacts on the pharmaceutical industry.

In Europe, the industry continues to be exposed to various ad hoc cost-containment measures and reference pricing mechanisms, which impact prices. There is a trend towards increasing transparency and comparison of prices among EU Member States which may eventually lead to a change in the overall pricing and reimbursement landscape.

In Emerging Markets, governments are increasingly controlling pricing in the self-pay sector and favouring locally manufactured drugs. In addition, the emergence of price referencing has been seen in some markets combined with a call from authorities to provide greater global price transparency.

Concurrently, many markets are adopting the use of Health Technology Assessment (HTA) to provide a rigorous evaluation of the clinical efficacy of a product at, or post, launch. HTA evaluations are also increasingly being used to assess the clinical effect, as well as cost-effectiveness, of products in a particular health system. This comes as payers and policymakers attempt to increase efficiencies in the use and choice of pharmaceutical products.

A summary of the principal aspects of price regulation and how pricing pressures are affecting our business in our most important markets is set out in Pricing of medicines in the Marketplace section from page 12 and on the next page in the following risk factor.

Due to these pricing pressures, there can be no certainty that we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our product investment. These pressures, including the increasingly restrictive reimbursement policies to which we are subject, could materially adversely affect our business or results of operations.

We expect these pricing pressures will continue and may increase.

The continued disparities in EU and US pricing systems could lead to marked price differentials between regions, which, by way of the implementation of existing or new reference pricing mechanisms, increases the pricing pressure affecting the industry. The importation of pharmaceutical products from countries where prices are low due to government price controls, or other market dynamics, to countries where prices for those products are higher, is already prevalent and may increase. Strengthened collaboration by governments may accelerate the development of further cost-containment policies (such as joint procurement). Increased and simplified access to national and regional prices in markets and the publication of  these prices in centralised databases have facilitated the uptake  and efficiency of price referencing across the world.

Economic, regulatory and political pressures
Operating in over 100 countries, we are subject to political, socio-economic and financial factors both globally and in individual countries.

A sustained global economic downturn may further exacerbate pressure from governments and other healthcare payers on medicine prices and volumes of sales in response to pressures on budgets, and may cause a slowdown or a decline in growth in some markets. Those most severely impacted by the economic downturn may seek alternative ways to settle their debts through, for example, the issuance of government bonds which might trade at a discount to the face value of the debt. Other customers may cease to trade, which may result in losses from writing off debts, or a reduction in demand for products.

We are highly dependent on being able to access a sustainable flow of liquid funds due to the high fixed costs of operating our business and the long and uncertain development cycles of our products. In a sustained economic downturn, financial institutions with whom we deal may cease to trade and there can be no guarantee that we will be able to access monies owed to us without a protracted, expensive and uncertain process, if at all.

The majority of our cash investments are managed centrally and are invested in collateralised bank deposits, fixed income securities in government, financial and non-financial securities and AAA credit-rated institutional money market funds.  Money market funds are backed by institutions in the US and the EU, which, in turn, invest in other funds, including sovereign funds. This means our credit exposure is a mix of US and EU sovereign default risk, financial institution and non-financial institution default risk.

On 23 June 2016, the UK held a referendum on the UK's continuing membership of the EU, the outcome of which was a decision for the UK to leave the EU (Brexit). On 29 March 2017, the UK Government formally notified the EU under Article 50 of the UK's intention to leave the EU. This notification began the process of negotiation that will likely determine the future terms of the UK's relationship with the EU. Absent a negotiated agreement, the UK will leave the EU on 29 March 2019 and relevant EU law and agreements will cease to apply. Until the Brexit negotiation process is completed, it is difficult to anticipate the potential impact on AstraZeneca's market share, sales, profitability and results of operations. The Group operates from a global footprint and retains flexibility to adapt to changing circumstances. The uncertainty during and after the period of negotiation is also expected to increase volatility and may have an economic impact on the countries in which we operate, particularly in the UK and Eurozone. The Board reviews the potential impact of Brexit as an integral part of its Principal Risks (as outlined from page 63) rather than as a stand-alone risk. As the process of Brexit evolves, the Board will continue to assess its impact on the Company.

Deterioration of, or failure to improve, socio-economic conditions, and situations and/or resulting events, depending on their severity, could adversely affect our supply and/or distribution chain in the affected countries and the ability of customers or ultimate payers to purchase our medicines. This could adversely affect our business or results of operations.

While we have adopted cash management and treasury policies to manage the risk of not being able to access a sustainable flow of liquid funds (see the Financial risk management policies section of the Financial Review from page 79), we cannot be certain that these will be as effective as they are intended to be, in particular in the event of a global liquidity crisis. In addition, open positions where we are owed money and investments we have made in financial and non-financial institutions or money market funds cannot be guaranteed to be recoverable. Additionally, if we need access to external sources of financing to sustain and/or grow our business, such as the debt or equity capital financial markets, this may not be available on commercially acceptable terms, if at all, in the event of a severe and/or sustained economic downturn. This may, for instance, be the case in the event of any default by the Company on its debt obligations, which may materially adversely affect our ability to secure debt funding in the future or our financial condition in general. Further information on debt funding arrangements is contained in the Financial risk management policies section of the Financial Review from page 79.

It is still early to judge the impact of Brexit as it is unclear as to the trading relationships the UK will be able to negotiate with the EU and other significant trading partners. Any deterioration in market access or trading terms including customs duties, VAT or other tariffs that constitute real cost, delay or restrictions to the movement of goods  and increased administration may materially adversely impact our financial performance.

Failures or delays in the quality and execution of our commercial strategies
Commercial success of our Growth Platforms is a critical factor in sustaining or increasing global Product Sales and replacing lost Product Sales due to patent expiry. The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. We may ultimately be unable to achieve commercial success for various reasons, including difficulties in manufacturing sufficient quantities of the product candidate for development or commercialisation in a timely manner, the impact of price control measures imposed by governments and healthcare authorities, the outcome of negotiations with third-party payers, erosion of IP rights, including infringement by third parties, failure to show a differentiated product profile and changes in prescribing habits.

The commercialisation of biologics is often more complex than for small molecule pharmaceutical products, primarily due to differences in the mode of administration, technical aspects of the product, and rapidly changing distribution and reimbursement environments.

We face particular challenges in Emerging Markets, including:

> More volatile economic conditions and/or political environments.
> Competition from multinational and local companies with existing market presence.
> The need to identify and to leverage appropriate opportunities for sales and marketing.
> Poor IP protection.
> Inadequate protection against crime (including counterfeiting, corruption and fraud).
> The need to impose developed market compliance standards.
> The need to meet a more diverse range of national regulatory, clinical, manufacturing and distribution requirements.
> Potential inadvertent breaches of local and international law.
> Not being able to recruit appropriately skilled and experienced personnel.
> Difficulty in identifying the most effective sales and marketing channels and routes to market.
> Intervention by national governments or regulators restricting market access and/or introducing adverse price controls.
> Difficulty in managing local partnerships such as co-promotion and co-marketing; both driving performance and adhering to AstraZeneca's compliance standards which are often higher than the market norm.
> Difficulties in cash repatriation due to strict foreign currency controls and lack of hard currency reserves in some Emerging Markets.
> Complexity inherent within a direct exports business from UK and Sweden operations to countries where we do not have a legal entity.

We may also seek to acquire complementary businesses or enter into other strategic transactions. The integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as having a negative effect on our reported results of operations from acquisition-related charges, amortisation of expenses related to intangibles and charges for the implementation of long-term assets.

We may also experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with different organisational cultures. Disputes or difficulties in our relationship with our collaborators or partners may also arise, often due to conflicting priorities or conflicts of interest between parties.

Failure to execute our commercial strategies could materially adversely impact our business or results of operations.

If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that we may be unable to fully recoup the costs incurred in launching it, which could materially adversely affect our business or results of operations.

Due to the complexity of the commercialisation process for biologics, the methods of distributing and marketing biologics could materially adversely impact our revenues from the sales of biologics medicines, such as Synagis and FluMist/Fluenz.

The failure to exploit potential opportunities appropriately in Emerging Markets or materialisation of the risks and challenges of doing business in such markets, including inadequate protection against crime (including counterfeiting, corruption and fraud) or inadvertent breaches of local and international law may materially adversely affect our reputation, business or results of operations.

Integration processes may also result in business disruption, diversion of management resources, the loss of key employees and other issues, such as a failure to integrate IT and other systems.

The incurrence of significant debt or liabilities due to the integration of an acquired business could cause deterioration in our credit rating and result in increased borrowing costs and interest expense. We may issue additional shares to pay for acquired businesses, which would result in the dilution of our then existing shareholders.

Supply chain and business execution risks	Impact
Failure to maintain supply of compliant, quality products
We may experience difficulties, delays and interruptions in the manufacturing and supply of our products for various reasons, including:

> Demand significantly in excess of forecast demand, which may lead to supply shortages (this is particularly challenging before launch).
> Supply chain disruptions, including those due to natural or man-made disasters at one of our facilities or at a critical supplier or vendor.
> Delays in construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products (the complexities associated with biologics facilities, especially for drug substance, increase the probability of delay).
> The inability to supply products due to a product quality failure or regulatory agency compliance action such as licence withdrawal, product recall or product seizure.
> Other manufacturing or distribution problems, including changes in manufacturing production sites, limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, or physical limitations or other business interruptions that could impact continuous supply.

We increasingly rely on third parties for the timely supply of goods, such as raw materials (for example, the API in some of our medicines and drug substances and/or finished drug products for some of our biologics medicines), equipment, formulated drugs and packaging, critical product components and services, all of which are key to our operations. Many of these goods are difficult to substitute in a timely manner or at all. We expect that external capacity for biologics drug substance production will remain constrained for the next few years and, accordingly, may not be readily available for supplementary production in the event that we experience an unforeseen need for such capacity.

Difficulties with manufacturing and supply, forecasting, distribution or third-party suppliers may result in product shortages, which may lead to lost Product Sales and materially adversely affect our reputation and revenues. Even slight variations in components or any part of the manufacturing process may lead to a product that is non-compliant and does not meet quality standards. This could lead to recalls, spoilage, product shortage, regulatory action and/or reputational harm.

Illegal trade in our products
The illegal trade in pharmaceutical products is widely recognised by industry, non-governmental organisations and governmental authorities to be increasing. Illegal trade includes counterfeiting, theft and illegal diversion (that is, when our products are found in a market where we did not send them and where they are not approved or not permitted/allowed to be sold). There is a risk to public health when illegally traded products enter the supply chain, as well as associated financial risk. Authorities and the public expect us to help reduce opportunities for illegal trade in our products through securing our supply chains, surveillance, investigation and supporting legal action against those found to be engaged in illegal trade.

Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about this issue may cause some patients to stop taking their medicines, with consequential risks to their health. Authorities may take action, financial or otherwise, if they believe we are liable for breaches in our own supply chains.

There is also a direct financial loss when, for example, counterfeit and/or illegally diverted products replace sales of genuine products in a market or genuine products are recalled following discovery of counterfeit products.

Reliance on third-party goods and services
AstraZeneca spends approximately $10 billion each year with trade suppliers.  The spend supports the length of our value chain from discovery to manufacture and commercialisation of our medicines.

Many of our business-critical operations, including certain R&D processes, IT systems, HR, finance, tax and accounting services have been outsourced to third party providers. We are therefore heavily reliant on these third parties not just to deliver timely and high quality services, but also to comply with applicable laws and regulations and adhere to our ethical business expectations of third party providers.

The failure of outsource providers to deliver timely services, and to the required level of quality, or the failure of outsource providers to co-operate with each other, could materially adversely affect our financial condition or results of operations. Moreover, the failure of these third parties to operate in an ethical manner could adversely impact our reputation both internally and externally or even result in non-compliance with applicable laws and regulations.

Our business and financial results could also be materially adversely affected by disruptions caused by our failure to successfully manage either the integration of outsourced services or the transition process of insourcing services from third parties.

Failure of information security, data protection and cybercrime
We are dependent on effective IT systems. These systems support key business functions such as our R&D, manufacturing, supply chain and sales capabilities and are an important means of safeguarding and communicating data, including critical or sensitive information, the confidentiality and integrity of which we rely on. In addition, we must ensure that the personal data which we, or third-party vendors operating on our behalf, hold and process is protected in a manner that complies with the EU GDPR which was approved by the EU on 28 May 2016, and will enter into force in May 2018.

Examples of sensitive information that we protect include clinical trial records (patient names and treatments), personal information (employee bank details, home address), IP related to manufacturing process and compliance, key research science techniques, AstraZeneca property (theft) and privileged access (rights to perform IT tasks).

The size and complexity of our IT systems, and those of our third-party vendors (including outsource providers) with whom we contract, have significantly increased over the past decade and this makes such systems potentially vulnerable to service interruptions and security breaches from attacks by malicious third parties, or from intentional or inadvertent actions by our employees or vendors.

Significant changes in the business footprint and the implementation of the IT strategy, including the creation and use of captive offshore Global Technology Centres, could lead to temporary loss of capability.

We increasingly use the internet, digital content, social media, mobile applications and other forms of new technology to communicate internally and externally. The accessibility and instantaneous nature of interactions with such media may facilitate or exacerbate the risk of unauthorised data loss from within AstraZeneca. It may also lead to false or misleading statements being made about AstraZeneca, which may damage our reputation. As existing social media platforms expand and evolve, and new social media platforms emerge, it becomes increasingly challenging to identify new points of entry and to put structures in place to secure and protect sensitive information.

Any significant disruption to these IT systems, including breaches of data security or cyber security, failure to integrate new and existing IT systems or failure to prepare for emerging EU GDPR and other applicable laws, could harm our reputation and materially adversely affect our financial condition or results of operations.

While we invest heavily in the protection of our data and IT, we may be unable to prevent breakdowns or breaches in our systems that could result in disclosure of confidential or other sensitive information, damage to our reputation, regulatory penalties, financial losses and/or other costs.

The inability to effectively back up and restore data could lead to permanent loss of data that could result in non-compliance with applicable laws and regulations, and otherwise harm our business.

We and our vendors could be susceptible to third-party attacks on our information security systems. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, 'hacktivists' and others. From time to time we experience intrusions, including as a result of computer-related malware. We may be unable to ward off such attacks which could have an adverse affect on our business.

Inappropriate use of certain media vehicles could lead to the unauthorised or unintentional public disclosure of sensitive information (such as personally identifiable information on employees, healthcare professionals or patients, such as those enrolled in our clinical trials), which may damage our reputation, adversely affect our business or results of operations and expose us to legal risks and/or additional legal obligations. Similarly, the involuntary public disclosure of commercially sensitive information or an information loss could adversely affect our business or results of operations. In addition, negative posts or comments about us (or, for example, the safety  of our products) on social media websites or other digital channels could harm our reputation.

Failure of critical processes
Unexpected events and/or events beyond our control could result in the failure of critical processes within the Company or at third parties on whom we are reliant.

The business faces threats to business continuity from many directions. Examples of material threats include:

> Disruption to our business if there is instability in a particular geographic region, including as a result of war, terrorism, riots, unstable governments, civil insurrection or social unrest.
> Natural disasters in areas of the world prone to extreme weather events and earthquakes.
> Cyber threats similar to those detailed in the Failure of information security, data protection and cybercrime section above.

Failure of critical processes may result in an inability to research, manufacture or supply products to patients. AstraZeneca has developed a Business Resilience framework which is designed to mitigate such risks. However, there is no guarantee that these measures will be sufficient to prevent business interruption.

This may expose the Company to litigation and/or regulatory action which may result in fines, loss of revenue and adversely affect the Company's financial results.

Any expected gains from productivity initiatives are uncertain
We continue to implement various productivity initiatives and restructuring programmes with the aim of enhancing the long-term efficiency of the business. However, anticipated cost savings and other benefits from these programmes are based on estimates and the actual savings may vary significantly or may not be achieved at all. In particular, these cost-reduction measures are often based on current conditions and cannot always take into account any future changes to the pharmaceutical industry or our operations, including new business developments or wage or price increases.

Our failure to successfully implement these planned cost-reduction measures, either through the successful implementation of employee relations processes (including consultation, engagement, talent management, recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could materially adversely affect our business or results of operations.

Failure to attract and retain key personnel, and engage successfully with our employees
We rely heavily on recruiting and retaining talented employees with a diverse range of skills and capabilities to meet our strategic objectives.

We face intense competition for well-qualified individuals, as the supply of people with specific skills and significant leadership potential or in specific geographic regions may be limited and in the UK the added uncertainty created by Brexit could impact the hiring and retention of staff in some business-critical areas.

The successful delivery of our business objectives is dependent on high levels of engagement, commitment and motivation of the workforce.

The inability to attract and retain highly skilled personnel may weaken our succession plans for critical positions in the medium term, may materially adversely affect the implementation of our strategic objectives and could ultimately impact our business or results of operations.

Failure to engage effectively with our employees could lead to business disruption in our day-to-day operations, reduce levels of productivity and/or increase levels of voluntary turnover, all of which could ultimately materially adversely affect our business or results  of operations.

Legal, regulatory and compliance risks	Impact
Failure to adhere to applicable laws, rules and regulations
Our many business operations are subject to a wide range of laws, rules and regulations from governmental and non-governmental bodies around the world.

Any failure to comply with these applicable laws, rules and regulations may result in us being investigated by relevant agencies and authorities and/or in legal proceedings being filed against us. Such investigations or proceedings could result in us becoming subject to civil or criminal sanctions and/or being forced to pay fines or damages. Relevant authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight and this could affect us, whether such failure is our own or that of our contractors or external partners.

Material examples of statutes, rules and regulations impacting business operations include:

> Compliance with Good Manufacturing Practice.
> Local, national and international environment or occupational health and safety laws and regulations.
> Trade control laws governing our imports and exports including nationally and internationally recognised trade agreements, embargoes, trade and economic sanctions and anti-boycott requirements.
> Competition laws and regulations, including challenges from competition authorities and private damages actions.
> Rules and regulations established to promote ethical supply chain management.
> Financial regulations including, but not limited to, external financial reporting, taxation and money laundering.
> Employment practices.
> Disclosure of payments to healthcare professionals under the Sunshine Act and EFPIA legislation.
> Appropriate disclosure of community support, patient group support and product donations.

We have environmental and/or occupational health and safety-related liabilities at some current, formerly owned, leased and third-party sites. For more information on the most significant of these and for details on other significant litigation matters, please refer to Note 28 to the Financial Statements from page 182.

Failure to comply with applicable laws, rules and regulations; manage our liabilities; or to adequately anticipate or proactively manage emerging policy and legal developments could materially adversely affect our licence to operate, or results of operations; adversely affect our reputation; cause harm to people or the environment; and/or lead to fines or other penalties. For example, once a product has been approved for marketing by the regulatory authorities, it is subject to continuing control and regulation, such as the manner of its manufacture, distribution, marketing and safety surveillance. If regulatory issues concerning compliance with environmental, current Good Manufacturing Practice or safety monitoring regulations for pharmaceutical products (often referred to as pharmacovigilance) arise, this could lead to loss of product approvals, product recalls  and seizures, and interruption of production, which could create product shortages and delays in new product approvals, and negatively impact patient access.

Safety and efficacy of marketed products is questioned
Our ability to accurately assess, prior to launch, the eventual efficacy or safety of a new product once in broader clinical use can only be based on data available at that time, which is inherently limited due to relatively short periods of product testing and relatively small clinical study patient samples.

Any unforeseen safety concerns or adverse events relating to our products or failure to comply with laws, rules and regulations relating to provision of appropriate warnings concerning the dangers and risks of our products that result in injuries could expose us to large product liability damages claims, settlements and awards, particularly in the US. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims.

Details of material product liability litigation matters can be found in Note 28 to the Financial Statements from page 182.

Serious safety concerns or adverse events relating to our products could lead to product recalls, seizures, loss of product approvals and interruption of supply and could materially adversely impact patient access, our reputation and financial revenues.

Significant product liability claims could also arise which could be costly, divert management attention or damage our reputation and demand for our products.

Unfavourable resolution of such current and similar future product liability claims could subject us to enhanced damages, require us to make significant provisions in our accounts relating to legal proceedings and could materially adversely affect our financial condition or results of operations, particularly where such circumstances are not covered by insurance. For more information, see the limited third party insurance coverage risk on page 219.

Adverse outcome of litigation and/or governmental investigations
We may be subject to various product liability, consumer, commercial, anti-trust, environmental, employment or tax litigation or other legal proceedings and governmental investigations. Litigation, particularly in the US, is inherently unpredictable and unexpectedly high awards for damages can result from an adverse verdict. In many cases, plaintiffs may claim enhanced damages in extremely high amounts. In particular, the marketing, promotional, clinical and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Many companies, including AstraZeneca, have been subject to claims related to these practices asserted by federal and state governmental authorities and private payers and consumers, which have resulted in substantial expense and other significant consequences. Note 28 to the Financial Statements from page 182 describes the material legal proceedings in which we are currently involved.

Governmental investigations, for example under the US Foreign Corrupt Practices Act or federal or state False Claims Acts or other types of legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. Unfavourable resolution of current and similar future proceedings against us could subject us to criminal liability, fines, penalties or other monetary or non-monetary remedies, including enhanced damages, require us to make significant provisions in our accounts relating to legal proceedings and could materially adversely affect our business or results of operations.

Failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation
There is an increasing global focus on the implementation and enforcement of anti-bribery and anti-corruption legislation.

Two relevant pieces of legislation include the UK Bribery Act and the US Foreign Corrupt Practices Act, and many other countries where we operate are also enforcing their own laws more aggressively and/or adopting tougher new measures. There has also been an increase in co-operation and co-ordination between regulators across countries with respect to investigation and enforcement.

We have been the subject of anti-corruption investigations and there can be no assurance that we will not, from time to time, be subject to informal enquiries and formal investigations from governmental agencies. In the context of our business, governmental officials interact with us in various roles that are important to our operations, such as in the capacity of a regulator, partner or healthcare payer, reimburser or prescriber, among others. To the extent we are the subject of any such pending and material matters, details are included in Note 28 to the Financial Statements from page 182.

Despite taking measures to prevent breaches of applicable antibribery and anti-corruption laws by our personnel and associated third parties, breaches may still occur, potentially resulting in the imposition of significant penalties, such as fines, the requirement to comply with monitoring or self-reporting obligations, or debarment or exclusion from government sales or reimbursement programmes, any of which could materially adversely affect our reputation, business or results  of operations.

Economic and financial risks	Impact
Failure to achieve strategic plans or meet targets and expectations
From time to time, we communicate our business strategy or our targets or expectations regarding our future financial or other performance (for example, the expectations described in Future prospects in the Financial Review on page 78). All such statements are of a forward-looking nature and are based on assumptions and judgements we make, all of which are subject to significant inherent risks and uncertainties, including those that we are unaware of and/or that are beyond our control.

There can be no guarantee that our financial targets or expectations will materialise on the expected timeline or at all. Actual results may deviate materially and adversely from any such target or expectation, including if one or more of the assumptions or judgements underlying any such target or expectation proves to be incorrect in whole or in part.

Any failure to successfully implement our business strategy, whether determined by internal or external risk factors, may frustrate the achievement of our financial or other targets or expectations and, in turn, materially damage our brand and materially adversely affect our business, financial position or results of operations.

Unexpected deterioration in the Company's financial position
A wide range of financial risks could result in a material deterioration in the Company's financial position.

As a global business, currency fluctuations can significantly affect our results of operations, which are reported in US dollars. Approximately 31% of our global 2017 Product Sales were in the US, which is expected to remain our largest single market for the foreseeable future. Product Sales in other countries are predominantly in currencies other than the US dollar, including the euro, Japanese yen, Chinese renminbi and Australian dollar.

Our consolidated balance sheet contains significant investments in intangible assets, including goodwill. The nature of the biopharmaceutical business is high risk and requires that we invest in a large number of projects in an effort to develop a successful portfolio of approved products. Our ability to realise value on these significant investments is often contingent upon, among other things, regulatory approvals, market acceptance, competition and legal developments. As such, in the course of our many acquisitions and R&D activities, we expect that some of our intangible assets will become impaired and be written off at some time in the future.

Inherent variability of biologics manufacturing increases the risk of write-offs of these product batches. Due to the value of the materials used, the carrying amount of biologic products is much higher than that of small molecule products. As we continue to grow our biologics business, we also increase the risk of potential impairment charges.

The costs associated with product liability litigation have increased the cost of, and narrowed the coverage afforded by, pharmaceutical companies' product liability insurance. To contain insurance costs, as of February 2006, we adjusted our product liability coverage profile, accepting uninsured exposure above $100 million. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. For example, product liability litigation cases relating to Farxiga and Nexium in the US are not covered by third-party product liability insurance. See Note 28 to the Financial Statements from page 182 for details.

The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the incidence of double taxation on our revenues and capital gains.

The Company's worldwide operations are taxed under laws in the jurisdictions in which they operate. International standards governing the global tax environment regularly change. The Organisation for Economic Co-operation and Development (OECD) has proposed a number of changes under the Base Erosion and Profit Shifting (BEPS) Action Plans which are now being progressively implemented by tax authorities around the world.

Our defined benefit pension obligations are largely backed by assets invested across the broad investment market. Our most significant obligations relate to defined benefit pension funds in the UK, Sweden and the US. The largest obligation is in the UK.

Movements in the exchange rates used to translate foreign currencies into US dollars may materially adversely affect our financial condition or results of operations. Some of our subsidiaries import and export goods and services in currencies other than their own functional currency, and so the financial results of such subsidiaries could be affected by currency fluctuations arising between the transaction and settlement dates. In addition, there are foreign exchange differences arising on the translation of investments in subsidiaries.

We have significant investments in goodwill and intangible assets as a result of our acquisitions of various businesses and our purchases of certain assets, such as product development and marketing rights. Impairment losses may materially adversely affect our financial condition or results of operations. Details of the carrying values of goodwill and intangible assets, and the estimates and assumptions we make in our impairment testing, are included in Notes 8 and 9 to the Financial Statements from page 154.

Financial liabilities arising due to product liability or other litigation, in respect of which we do not have insurance coverage, or if an insurer's denial of coverage is ultimately upheld, could require us to make significant provisions relating to legal proceedings and could materially adversely affect our financial condition or results of operations.

For more information, please see the Adverse outcome of litigation and/or governmental investigations risk on page 218.

The resolution of tax disputes regarding the profits to be taxed in individual territories can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows, EPS and post-tax earnings. Claims, regardless of their merits or their outcome, are costly, divert management attention and may adversely affect our reputation.

If any double tax treaties should be withdrawn or amended, especially in a territory where a member of the AstraZeneca Group is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment, could materially adversely affect our financial condition or results of operations, as could a negative outcome of a tax dispute or a failure by tax authorities to agree through competent authority proceedings. Changes to the application of double tax treaties, as a result of the parent company of the Group no longer being an EU entity following Brexit, could also result in adverse consequences such as those described above. See the Financial risk management policies section of the Financial Review on page 79 for tax risk management policies and Note 28 to the Financial Statements from page 182 for details of current tax disputes.

Changes in tax regimes, such as the recently announced changes to the US federal tax regime effective 1 January 2018, could result in a material impact on the Company's cash tax liabilities and tax charge, resulting in either an increase or a reduction in financial results depending upon the nature of the change. We represent views to the OECD, governments and tax authorities through public consultations to ensure international institutions and governments understand the business implications of proposed law changes. Specific OECD BEPS recommendations that we expect to impact the Company include changes to patent box regimes, restrictions of interest deductibility and revised transfer pricing guidelines.

Sustained falls in asset values could reduce pension fund solvency levels, which may result in requirements for additional cash, restricting the cash available for our business. Changes to funding regulations for defined benefit pensions may also result in a requirement for additional cash contributions by the Company. If the present value of the liabilities increases due to a sustained low interest rate environment, an increase in expectations of future inflation, or an improvement in member longevity (above that already assumed), this could also reduce pension fund solvency ratios. The likely increase in the IAS 19 accounting deficit generated by any of these factors may cause the credit rating agencies to review our credit rating, with the potential to negatively affect our ability to raise debt and the price of new debt issuances. See Note 20 to the Financial Statements from page 164 for further details of the Group's pension obligations.

Failure in financial control or the occurrence of fraud
Effective internal controls are necessary for us to provide reliable financial reports and are designed to prevent and detect fraud. Lapses in controls and procedures could undermine the ability to prevent fraud or provide accurate disclosure of financial information on a timely basis. Testing of our internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements or fraud.

Significant resources may be required to remediate any lapse or deficiency in internal controls.

Any such deficiency may also trigger investigations by a number of organisations, for example, the SEC, the DOJ or the UK Serious Fraud Office and may result in fines being levied against the Company or individual directors or officers.

Serious fraud may lead to potential prosecution or even imprisonment of senior management.

APPENDIX B

This statement relates to and is extracted from the Annual Report. It is repeated here solely for the purpose of complying with DTR 6.3.5. It is not connected to the information presented in this announcement or in the Company's fourth quarter and full year results 2017 announcement that was published on 2 February 2018.

Directors' responsibility statement pursuant to DTR 4

The Directors confirm that to the best of our knowledge:

●          The Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
●          The Directors' Report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors on 2 February 2018

Pascal Soriot
Director

APPENDIX C

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 March 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary